Exhibit 99.69

Volaris Reports July 2017 Traffic Results, Passenger Growth of 7%, Load Factor of 90%

MEXICO CITY--(BUSINESS WIRE)--August 4, 2017--Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports July 2017 and year-to-date preliminary traffic results.

During July 2017 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 12.1% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in July 2017 increased 9.3% year over year, reaching 1.5 billion. Volaris transported a total of 1.5 million passengers during the month, an increase of 6.6% year over year. Year-to-date, Volaris has transported over 9.5 million passengers, an increase of 12.4% year over year. Network load factor for July was 90.1%, a decrease of 2.3 percentage points year over year.

During July 2017, Volaris launched one international route (Mexico City, Mexico – San Jose, Costa Rica).

The following table summarizes Volaris traffic results for the month and year-to-date.

	July 2017	July 2016	Variance	Seven months ended July 2017	Seven months ended July 2016	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,035	954	8.6%	6,348	5,692	11.5%
International	508	457	11.0%	2,951	2,453	20.3%
Total	1,543	1,411	9.3%	9,299	8,145	14.2%
ASMs (in millions, scheduled & charter)
Domestic	1,130	1,023	10.4%	7,269	6,572	10.6%
International	582	504	15.5%	3,629	2,827	28.4%
Total	1,712	1,527	12.1%	10,898	9,399	16.0%
Load Factor (in %, scheduled)
Domestic	91.6%	93.2%	(1.6) pp	87.3%	86.6%	0.7 pp
International	87.1%	90.7%	(3.6) pp	81.3%	86.8%	(5.5) pp
Total	90.1%	92.4%	(2.3) pp	85.3%	86.7%	(1.4) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,189	1,127	5.6%	7,529	6,811	10.6%
International	350	317	10.1%	2,038	1,704	19.6%
Total	1,539	1,444	6.6%	9,567	8,515	12.4%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 164 and its fleet from four to 67 aircraft. Volaris offers more than 305 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Volaris
Investor Relations:
Andrés Pliego, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net